Filed Pursuant to Rule 253(g)(2)
File No. 024-12440

Offering Circular Supplement No. 1 to Offering Circular dated July 31, 2024

RETICULATE MICRO, INC.

3255 Bayside Lakes Blvd., Suite 106

Palm Bay, FL 32909

888-528-2677

www.reticulate.io

This Offering Circular Supplement No. 1 (“Offering Circular Supplement No. 1”) relates to the Offering Circular of Reticulate Micro, Inc., a Nevada corporation (the “Company”), dated July 31, 2024 (the “Offering Circular”), filed with the Securities and Exchange Commission pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended. Capitalized terms used in this Offering Circular Supplement No. 1 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Supplement No. 1 should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular, except to the extent that the information in this Offering Circular Supplement No. 1 supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

This Offering Circular Supplement No. 1 is being filed to include the information in our Current Report on Form 1-U which was furnished to the Securities and Exchange Commission on August 5, 2024.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Offering Circular Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 1 is August 5, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 30, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3255 Bayside Lakes Blvd., Suite 106 Palm Bay, FL 32909
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

On July 30, 2024, Reticulate Micro, Inc., a Nevada corporation (the “Company”), entered into an escrow agreement with Digital Offering LLC and Enterprise Bank & Trust (“Enterprise”), pursuant to which Enterprise shall act as escrow agent for investors in the Company’s offering under Regulation A that use the Company’s website for investment (the “Website Investors”). Additionally, the Company engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”) to create and maintain the online subscription processing platform for the Website Investors.

Exhibit No.	Description
4.2	Form of Regulation A Offering Subscription Agreement for DealMaker
8.2	Escrow Agreement among Reticulate Micro, Inc., Digital Offering LLC, and Enterprise Bank & Trust, dated July 30, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2024	RETICULATE MICRO, INC.

/s/ Joshua Cryer
	Name:	Joshua Cryer
	Title:	Chief Executive Officer

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